UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE
TRUST INDENTURE ACT OF 1939, AS AMENDED
MERCER INTERNATIONAL INC.
(Name of Applicant)
Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8
(Address of principal executive offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

3% Convertible Senior	Up to aggregate principal amount of $13,460,000*
Subordinated Notes due 2012

Approximate date of proposed Exchange Offer:
   As soon as practicable after the date of this Application for Qualification

Name and address of agent for service:	With a copy to:

H.S. Sangra, Esq.	David R. Wilson, Esq.
Sangra Moller LLP	Davis Wright Tremaine LLP
Barristers & Solicitors	Suite 2200
1000 — 925 West Georgia Street	1201 Third Avenue
Vancouver, British Columbia	Seattle, Washington 98101-3045
Canada V6C 3L2

*	The actual aggregate principal amount of 3% Convertible Senior Subordinated Notes due 2012 to be issued pursuant to the Indenture, which is defined below, may be less and depends upon the aggregate amount of 8.5% Convertible Senior Subordinated Notes due 2010 that are exchanged as described in Item 2.
The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

GENERAL
ITEM 1. GENERAL INFORMATION.
(a)	Mercer International Inc. (“Mercer” or the “Company”) is a corporation.

(b)	The Company is organized under the laws of the State of Washington.
ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.
Upon the terms set forth in an offering circular dated July 13, 2009 (the “Offering Circular”) and the related letter of transmittal, the Company is offering to exchange (the “Exchange Offer”) any and all of its outstanding 8.5% Convertible Senior Subordinated Notes due 2010 (the “Old Convertible Notes”). For each $1,000 principal amount of the Old Convertible Notes, the Company is offering to exchange: (i) 129 shares of Mercer common stock (“Common Stock”); plus (ii) a premium of $200 in principal amount of the Company’s new 3% Convertible Senior Subordinated Notes due 2012 (the “New Convertible Notes”); and (iii) accrued and unpaid interest to, but excluding, the settlement date.
If the Exchange Offer is completed, the New Convertible Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.
As the New Convertible Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the outstanding Old Convertible Notes, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Convertible Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents. The Company has retained Georgeson Inc. and BNY Mellon Shareowner Services as information agent and exchange agent, respectively, in connection with the Exchange Offer. We have agreed to pay the information agent and the exchange agent reasonable and customary fees for their services and will reimburse the information agent and the exchange agent for their reasonable out-of-pocket expenses. The Company will also pay reasonable and customary remuneration to legal and accounting advisors for the provision of legal and accounting services, respectively. No holder of the Old Convertible Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer, other than payment of any applicable taxes.
AFFILIATIONS
ITEM 3. AFFILIATES.
The following is a list of affiliates of the Company as of the date of this application. The Company owns, directly or indirectly, 100% of the outstanding capital stock of each of its subsidiaries, except where otherwise indicated.

	Jurisdiction	Percentage
Name of Affiliate	of Incorporation	Owned by Mercer
Zellstoff-und Papierfabrik Rosenthal GmbH & Co. KG	Germany	100%
Zellstoff Stendal GmbH	Germany	74.9%
Zellstoff Celgar Limited	Canada	100%
Zellstoff Celgar Limited Partnership	Canada	100%
Stendal Pulp Holding GmbH	Germany	100%
ZS Holz Beteiligungs GmbH	Germany	100%
Zellstoff Stendal Holz GmbH	Germany	100%
Zellstoff Stendal Transport GmbH	Germany	100%
D&Z Holding GmbH	Germany	100%
D&Z Beteiligung GmbH	Germany	100%
Papierfabrik Fährbrücke GmbH	Germany	100%
ZPR GmbH	Germany	100%
ZPR Logistik GmbH	Germany	100%
Mercer International Finance LLC	USA	100%

	Jurisdiction	Percentage
Name of Affiliate	of Incorporation	Owned by Mercer
Mercer Pulp Sales GmbH	Germany	100%
Mercer International Inc.	Canada	100%
Asiaamerica Capital Ltd.	USA	100%
Mercer International Ltd. (Bermuda)	Bermuda	100%
Babington Ltd.	Liberia	100%
Mercer Investments AG	Switzerland	100%
Can Kor Development (Far East) Ltd.	Hong Kong	100%
MANAGEMENT AND CONTROL
ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.
The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303 (6) of the Trust Indenture Act of 1939 (the “TIA”), respectively, of the Company. The mailing address for each executive officer and director listed below is c/o Mercer International Inc., Attention: David Gandossi, Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8.

Name	Position

Jimmy S.H. Lee	Director, Chairman of the Board, President and Chief Executive Officer

Kenneth A. Shields	Lead Director, Vice Chairman

William D. McCartney	Director

Graeme A. Witts	Director

Eric Lauritzen	Director

Guy W. Adams	Director

George Malpass	Director

David M. Gandossi	Secretary, Executive Vice President and Chief Financial Officer

Claes-Inge Isacson	Chief Operating Officer

David K. Ure	Vice President, Controller

Leonhard Nossol	Group Controller for Europe

David M. Cooper	Vice President of Sales and Marketing for Europe

Eric X. Heine	Vice President of Sales and Marketing for North America and Asia

Wolfram Ridder	Vice President of Business Development

Brian Merwin	Vice President Strategic Initiatives

Genevieve Stannus	Treasurer

Niklaus Gruenenfelder	Managing Director of Stendal

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.
The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company as of June 30, 2009.

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned (3)
Peter R. Kellogg (1)	Common Stock	8,046,394	22.1%

120 Broadway, 6th Floor New York, NY 10271

Platinum Investment Management Ltd. (2)	Common Stock	5,669,847	15.6%

Level 4, 55 Harrington Street Sydney, NSW 2000, Australia

(1)	Information based on Form 4 filed jointly with IAT Reinsurance Co Ltd., with the SEC on September 29, 2008.

(2)	Information based on Schedule 13G filed with the SEC on February 11, 2009.

(3)	Based on 36,422,487 shares of Common Stock outstanding as at June 30, 2009.
UNDERWRITERS
ITEM 6. UNDERWRITERS.
(a)	No person acted as an underwriter for the Company’s securities within the past three years.

(b)	No person is acting as an underwriter of the New Convertible Notes proposed to be offered pursuant to the Indenture.
CAPITAL SECURITIES
ITEM 7. CAPITALIZATION.
(a)	Set forth below is certain information as to each authorized class of securities of the Company as of June 30, 2009

Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $1.00	200,000,000 shares	36,422,487 shares

Preferred Stock, par value $1.00	50,000,000 shares(1)	None

8.5% Convertible Senior Subordinated Notes due 2010	$82,500,000	$67,255,000
	principal amount	principal amount

9.25% Senior Notes due 2013	$310,000,000	$310,000,000
	principal amount	principal amount

(1)	Includes 2,000,000 shares designed as Series A Preferred Stock and reserved for future issuance.
(b)	Holders of Mercer’s Common Stock are entitled to one vote per share of Common Stock on all matters on which holders of Common Stock are entitled to vote. Holders of Mercer’s Common Stock are entitled to receive notice of and attend all meetings of the shareholders of Mercer.

INDENTURE SECURITIES
ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.
The New Convertible Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and Wells Fargo Bank, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3G hereto and incorporated by reference herein. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.
(A) Events of Defaults; Withholding of Notice.
The following will be Events of Default under the Indenture:
i.	the Company’s failure to pay principal or premium, if any, on any New Convertible Note when due, whether or not prohibited by the subordination provisions of the Indenture;

ii.	the Company’s failure to pay any interest, including any additional interest, on any New Convertible Note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the Indenture;

iii.	the Company’s failure to perform any other agreement required of it in the Indenture if such failure continues for 60 days after notice is given in accordance with the Indenture;

iv.	the Company’s failure to pay the purchase price of any New Convertible Note when due, whether or not prohibited by the subordination provisions of the Indenture;

v.	the Company’s failure to provide timely notice of a change in control if such failure continues for 30 days after such change of control;

vi.	if any indebtedness for money borrowed by the Company or one of its Significant Subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly, or indirectly, by the Company) in an aggregate outstanding principal amount in excess of €10 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such acceleration is not cured or rescinded, within 30 days after written notice as provided in the Indenture; and

vii.	certain events in bankruptcy, insolvency or reorganization of the Company or any of its significant subsidiaries.
If an event of default, other than an event of default described in clause (vii) above with respect to the Company, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Convertible Notes may declare the principal amount of the New Convertible Notes to be due and payable immediately. If an event of default described in clause (vii) above occurs with respect to the Company, the principal amount of the New Convertible Notes will automatically become immediately due and payable. Any payment by the Company on the New Convertible Notes following any acceleration will be subject to the subordination provisions of the Indenture.
After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the New Convertible Notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.
Subject to the Trustee’s duties in the case of an event of default, the Trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the Trustee reasonable indemnity. Subject to the Indenture, applicable law and the Trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding New Convertible Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the New Convertible Notes.
No holder will have any right to institute any proceeding under the Indenture or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture unless:

•	the holder has previously given the Trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the New Convertible Notes then outstanding have made a written request and have offered reasonable indemnity to the Trustee to institute such proceeding as trustee; and

•	the Trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the New Convertible Notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.
However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any New Convertible Note on or after the applicable due date or the right to convert the note in accordance with the Indenture.
Generally, the holders of not less than a majority of the aggregate principal amount of outstanding New Convertible Notes may waive any default or event of default unless:
•	the Company fails to pay principal, premium or interest on any New Convertible Note when due;

•	the Company fails to convert any New Convertible Note into shares of Common Stock in accordance with the provisions of the New Convertible Note and the Indenture; or

•	the Company fails to comply with any of the provisions of the Indenture that would require the consent of the holder of each outstanding New Convertible Note affected.
(B) Authentication and Delivery of the Securities under the Indenture and Application of Proceeds Thereof.
The New Convertible Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President of the Company (individually, an “Officer”), and delivered to the Trustee.
The Trustee shall, upon a written order of the Company signed by two Officers, authenticate New Convertible Notes for original issue up to the aggregate principal amount stated in paragraph 4 of the New Convertible Notes. The aggregate principal amount of New Convertible Notes outstanding at any time may not exceed such amount except as provided in Section 2.07 of the Indenture.
There will be no proceeds from the issuance of the New Convertible Notes because the New Convertible Notes are being issued in exchange for the Old Convertible Notes.
(C) Release of any Note Collateral Subject to the Lien of the Indenture.
None. The New Convertible Notes are unsecured.
(D) Satisfaction and Discharge of the Indenture; Redemption of the Securities.
The Company may discharge its obligations under the Indenture while the New Convertible Notes remain outstanding if (1) all outstanding New Convertible Notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding Notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee or a paying agent an amount sufficient to pay and discharge all of the outstanding New Convertible Notes on the date of their scheduled maturity or the scheduled date of redemption, including interest provided, however, that the foregoing shall not discharge the Company’s obligation to effect conversion, registration of transfer or exchange of securities in accordance with the terms of the Indenture.

     i. Redemption at the option of the Company
The New Convertible Notes may not be redeemed at the Company’s option prior to October 15, 2011. Thereafter the New Convertible Notes may be redeemed at the Company’s option in whole, or in part, upon not less than 30 nor more than 60 days’ notice by mail to holders of the New Convertible Notes at 100% of the principal amount of the New Convertible Notes together with (except as described above under “Conversion” below) accrued and unpaid interest, if any, up to, but not including, the redemption date.
If fewer than all of the New Convertible Notes are to be redeemed, the Trustee will select the New Convertible Notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any New Convertible Note is to be redeemed in part only, a replacement New Convertible Note in principal amount equal to the unredeemed principal portion will be issued. If a portion of a holder’s New Convertible Notes is selected for partial redemption and a holder converts a portion of its New Convertible Notes, the converted portion will be deemed to be of the portion selected for redemption.
     ii. Repurchase by the Company
If a Change in Control occurs, a holder of the New Convertible Notes will have the right to require the Company to purchase all or any part of their New Convertible Notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the New Convertible Notes together with accrued and unpaid interest, if any, up to, but excluding, the purchase date. New Convertible Notes submitted for purchase must be in integral multiples of $200 principal amount. The Company is obligated to give notice, as provided in the Indenture, of the occurrence of a change in control to all holders of the New Convertible Notes within 10 business days after the occurrence of such change in control. To exercise the repurchase right, a holder of the New Convertible Notes must deliver to the paying agent, at any time prior to the close of business on the business day prior to the change in control purchase date, written notice of the exercise of such right. Such notice must specify the New Convertible Notes for which the purchase right is being exercised.
The Company will not be required to purchase the New Convertible Notes upon a change in control if a third party makes an offer to purchase the New Convertible Notes in the manner, at the time and otherwise in compliance with the requirements set forth in the Indenture applicable to an offer to purchase upon a change in control made by Mercer and purchases all the New Convertible Notes properly tendered and not withdrawn under such offer. In addition, the Company is not required to make an offer to purchase upon a change of control if a notice of redemption has been given pursuant to the optional redemption provisions of the New Convertible Notes.
The Company may not purchase any New Convertible Note at any time when the subordination provisions of the Indenture otherwise would prohibit the Company from making such repurchase. If the Company fails to repurchase the New Convertible Notes when required, this failure will constitute an event of default under the Indenture whether or not repurchase is permitted by the subordination provisions of the Indenture.
     iii. Conversion
Subject to and in compliance with the provisions of the Indenture, a holder of the New Convertible Notes is entitled, at such holder’s option, to convert any portion of the principal amount of a New Convertible Note that is an integral multiple of $200 into shares of Common Stock, unless previously repurchased or redeemed, at the conversion rate in effect at the time of conversion. The initial conversion rate is equal to 333.33 shares of Common Stock per $1,000 principal amount of New Convertible Notes which is equivalent to a conversion price of approximately $3.00.
The Company will not issue fractional shares of Common Stock upon conversion of New Convertible Notes but instead will pay cash for the fractional amount based upon the closing market price of the shares of Common Stock on the last trading day prior to the date of conversion.
(E) Evidence of Compliance with Conditions and Covenants.
The Company is required to furnish to the Trustee, on an annual basis, a statement by its officers as to whether or not the Company, to the officers’ knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture, specifying any known defaults.

ITEM 9. OTHER OBLIGORS.
None.
CONTENTS OF APPLICATION FOR QUALIFICATION.
This application for qualification comprises:
(a)	Pages numbered 1 to 8, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A	Articles of Incorporation of the Company, as amended. Incorporated by reference to Form 8-A dated March 1, 2006.

Exhibit T3B	Bylaws of the Company. Incorporated by reference to Form 8-A dated March 1, 2006.

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, N.A., as Trustee.

Exhibit T3D.1	Not applicable.

Exhibit T3E.1	Offering Circular, dated July 13, 2009. Incorporated by reference to Exhibit (a)(1)(i) of the Company’s Tender Offer Statement on Schedule TO dated July 13, 2009.

Exhibit T3E.2	Letter of Transmittal, dated July 13, 2009. Incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Tender Offer Statement on Schedule TO dated July 13, 2009.

Exhibit T3E.3	Letter to DTC Participants, dated July 13, 2009. Incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Tender Offer Statement on Schedule TO dated July 13, 2009.

Exhibit T3E.4	Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 13, 2009. Incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Tender Offer Statement on Schedule TO dated July 13, 2009.

Exhibit T3E.5	Press Release, dated July 13, 2009. Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated July 13, 2009.

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939. Included as part of Exhibit T3C herewith.

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Vancouver, Province of British Columbia, on this 13th day of July, 2009.

(SEAL)			MERCER INTERNATIONAL INC.

Attest:	/s/ Brian Merwin		By:	/s/ David Gandossi
	Name:	Brian Merwin		Name:	David Gandossi
	Title:	Vice President — Strategic Initiatives		Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Articles of Incorporation of the Company, as amended. Incorporated by reference to Form 8-A dated March 1, 2006.

Exhibit T3B	Bylaws of the Company. Incorporated by reference to Form 8-A dated March 1, 2006.

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, N.A., as Trustee.

Exhibit T3D.1	Not applicable.

Exhibit T3E.1	Offering Circular, dated July 13, 2009. Incorporated by reference to Exhibit (a)(1)(i) of the Company’s Tender Offer Statement on Schedule TO dated July 13, 2009.

Exhibit T3E.2	Letter of Transmittal, dated July 13, 2009. Incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Tender Offer Statement on Schedule TO dated July 13, 2009.

Exhibit T3E.3	Letter to DTC Participants, dated July 13, 2009. Incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Tender Offer Statement on Schedule TO dated July 13, 2009.

Exhibit T3E.4	Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 13, 2009. Incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Tender Offer Statement on Schedule TO dated July 13, 2009.

Exhibit T3E.5	Press Release, dated July 13, 2009. Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated July 13, 2009.

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939. Included as part of Exhibit T3C herewith.

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.